UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Mac-Gray Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

554153-10-6

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sandra E. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 301,498

	6.	Shared Voting Power 602,231

	7.	Sole Dispositive Power 301,498

	8.	Shared Dispositive Power 602,231

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 903,729

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
6.2% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard G. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 903,729

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 903,729

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 903,729

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
6.2% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Whitney E. MacDonald GST Trust-1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,965

	6.	Shared Voting Power

	7.	Sole Dispositive Power 103,965

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
0.7% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jonathan S. MacDonald GST Trust-1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,965

	6.	Shared Voting Power

	7.	Sole Dispositive Power 103,965

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
0.7% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Robert C. MacDonald GST Trust-1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,965

	6.	Shared Voting Power

	7.	Sole Dispositive Power 103,965

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
0.7% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Whitney E. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,375

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,375

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
0.1% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan S. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,375

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,375

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
0.1% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,375

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,375

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
0.1% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 290,336

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 290,336

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,336

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
2.0% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) OO (Trust)

Item 1.
	(a)	Name of Issuer Mac-Gray Corporation
	(b)	Address of Issuer’s Principal Executive Offices 404 Wyman Street, Suite 400 Waltham, Massachusetts 02451

Item 2.
(a)

Name of Person Filing
1.        Sandra E. MacDonald

2.        Richard G. MacDonald (wife of Sandra E. MacDonald)

3.        The Whitney E. MacDonald GST Trust-1997

4.        The Jonathan S. MacDonald GST Trust-1997

5.        The Robert C. MacDonald GST Trust-1997

6.        Whitney E. MacDonald

7.        Jonathan S. MacDonald

8.        Robert C. MacDonald

9.        Richard G. MacDonald GST Exempt Irrevocable Trust dated April 23, 2004

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as EXHIBIT B hereto.

(b)

Address of Principal Business Office or, if none, Residence
Sandra E. MacDonald, Richard G. MacDonald and  Robert C. MacDonald:

9 Hamlins Crossing West

Dover, MA 02030

Whitney E. MacDonald:

876 Farmington Ave. Apt. #104

West Hartford, CT 06119

Jonathan S. MacDonald:

270 Mahogany Bay Drive

Jacksonville, FL 32259

	(c)	Citizenship Each Reporting Person who is an individual has United States citizenship. Each Reporting Person that is a trust is organized within the Commonwealth of Massachusetts.
	(d)	Title of Class of Securities Common Stock, $0.01 Par Value
	(e)	CUSIP Number 554153-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A total of 14,503,874 shares of common stock, $0.01 par value (the “Common Stock”) of Mac-Gray Corporation (the “Company”) were reported in the Company’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012 as issued and outstanding as of the close of business on November 5, 2012. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power are made in the Tables listed in EXHIBIT A attached hereto. The percentage of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 11 of the cover page for each such Reporting Person included in this Schedule.

BACKGROUND INFORMATION FOR ITEM 4.

Each Reporting Person, either in its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, is subject to the terms of a stockholders’ agreement dated as of June 26, 1997 (the “Stockholders’ Agreement”) with respect to the shares of Common Stock held. The Stockholders’ Agreement is filed as Exhibit 10.2 to the Company’s Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333- 33669), (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended. The Stockholders' Agreement gives the parties thereto rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders' Agreement also conveys certain demand and "piggy-back" registration rights to the parties thereto. Given the terms of the Stockholders’ Agreement, the Reporting Persons and the other persons party thereto might be deemed to constitute a “group” holding beneficial ownership of an aggregate total of approximately 31.0% of the Company’s Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders’ Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.

The parties to the Stockholders’ Agreement are the Company, Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, Ms. Whitney E. MacDonald, Mr. Jonathan S. MacDonald, Mr. Robert C. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald(1), The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald, The Stewart G. MacDonald, Jr. 2011 Trust, The Daniel W. MacDonald Revocable Living Trust, the New Century Trust, The Whitney E. MacDonald GST Trust-1997(2), The Jonathan S. MacDonald GST Trust-1997(2), The Robert C. MacDonald GST Trust-1997(2), Cynthia V. Doggett, the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004(3), the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004(3), and certain other stockholders party thereto (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock).

FOOTNOTES TO ITEM 4:

(1)     The trustees of The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald (the “SEM Trust”) are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the “Independent Trustees”) and Sandra E. MacDonald, who is also the sole beneficiary of the SEM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SEM Trust. Each of the Independent Trustees and Sandra E. MacDonald share power to dispose of the shares held by the SEM Trust.

(2)     The sole trustee of each of The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997 and The Robert C. MacDonald GST Trust-1997 (individually, a “GST Trust,” and collectively, the “GST Trusts”) is Richard G. MacDonald. The settlor of each GST Trust is Sandra E. MacDonald, who retains the right to replace at any time any shares of Common Stock held by a GST Trust with property of equivalent value. The beneficiaries of all GST Trusts are minors who have no power to vote or dispose of shares held by such GST Trusts.

(3)     The trustees of the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust and the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust (the “RGM Trusts”) are Jonathan S. MacDonald and Edward D. Tarlow.  The settlor of the RGM Trusts is Richard G. MacDonald, who retains the right to replace at any time any shares of Common Stock held by the RGM Trusts with property of equivalent value.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ Sandra E. MacDonald
Sandra E. MacDonald, individually and
as Settlor of each of The Whitney E. MacDonald GST Trust-1997,
The Jonathan S. MacDonald GST Trust-1997, and
The Robert C. MacDonald GST Trust-1997

/s/ Richard G. MacDonald
Richard G. MacDonald, individually and
as Trustee of each of The Whitney E. MacDonald GST Trust-1997,
The Jonathan S. MacDonald GST Trust-1997,
The Robert C. MacDonald GST Trust-1997, and
as Settlor of the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

/s/ Whitney E. MacDonald
Whitney E. MacDonald, individually

/s/ Jonathan S. MacDonald
Jonathan S. MacDonald, individually and as
Trustee of the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

/s/ Robert C. MacDonald
Robert C. MacDonald, individually

EXHIBIT A

NAME:  Sandra E. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	301,498	Direct	NO
Total Sole Voting Power	301,498
Shared Voting Power	103,965	By the Whitney E. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	290,336	By the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 as spouse of Settlor with right to replace trust property	YES
Total Shared Voting Power	602,231
Sole Dispositive Power	301,498	Direct	NO
Total Sole Dispositive Power	301,498
Shared Dispositive Power	103,965	By the Whitney E. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	290,336	By the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 as spouse of Settlor with right to replace trust property	YES
Total Shared Dispositive Power	602,231
		Aggregated Beneficial Ownership:	903,729

NAME:  Richard G. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Total Sole Voting Power
Shared Voting Power	301,498	As husband of Sandra E. MacDonald	YES
	103,965	By the Whitney E. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as trustee	YES
	290,336	By the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 as Settlor with right to replace trust property	YES
Total Shared Voting Power	903,729
Total Sole Dispositive Power
Shared Dispositive Power	301,498	As husband of Sandra E. MacDonald	YES
	103,965	By the Whitney E. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as trustee	YES
	290,336	By the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 as Settlor with right to replace trust property	YES
Total Shared Dispositive Power	903,729
		Aggregate Beneficial Ownership:	903,729

NAME:  The Whitney E. MacDonald GST Trust-1997

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	103,965	Direct	NO
Total Sole Voting Power	103,965
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	103,965	Direct	NO
Total Sole Dispositive Power	103,965
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	103,965

NAME:  The Jonathan S. MacDonald GST Trust-1997

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	103,965	Direct	NO
Total Sole Voting Power	103,965
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	103,965	Direct	NO
Total Sole Dispositive Power	103,965
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	103,965

NAME:  The Robert C. MacDonald GST Trust-1997

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	103,965	Direct	NO
Total Sole Voting Power	103,965
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	103,965	Direct	NO
Total Sole Dispositive Power	103,965
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	103,965

NAME:  Whitney E. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	17,375	Direct	NO
Total Sole Voting Power	17,375
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	17,375	Direct	NO
Total Sole Dispositive Power	17,375
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	17,375

NAME:  Jonathan S. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	17,375	Direct	NO
Total Sole Voting Power	17,375
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	17,375	Direct	NO
Total Sole Dispositive Power	17,375
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	17,375

NAME:  Robert C. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	17,375	Direct	NO
Total Sole Voting Power	17,375
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	17,375	Direct	NO
Total Sole Dispositive Power	17,375
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	17,375

EXHIBIT B

JOINT FILING AGREEMENT

This will confirm the agreement by Sandra E. MacDonald, Richard G. MacDonald, The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, Whitney E. MacDonald, Jonathan S. MacDonald, Robert C. MacDonald, and the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 (collectively, the “Reporting Persons”) in connection with that certain Amendment No. 14 to Schedule 13G to be filed on or about February 14, 2013, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Mac-Gray Corporation (the “Company”) pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the “Schedule 13G”). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

(i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other “person” who or which is or becomes a party to or a member of any “group” (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

(ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page to follow]

Dated: February 14, 2013

/s/ Sandra E. MacDonald
Sandra E. MacDonald, individually and
as Settlor of each of The Whitney E. MacDonald GST Trust-1997,
The Jonathan S. MacDonald GST Trust-1997, and
The Robert C. MacDonald GST Trust-1997

/s/ Richard G. MacDonald
Richard G. MacDonald, individually and
as Trustee of each of The Whitney E. MacDonald GST Trust-1997,
The Jonathan S. MacDonald GST Trust-1997,
The Robert C. MacDonald GST Trust-1997, and
as Settlor of the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

/s/ Whitney E. MacDonald
Whitney E. MacDonald, individually

/s/ Jonathan S. MacDonald
Jonathan S. MacDonald, individually and as
Trustee of the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

/s/ Robert C. MacDonald
Robert C. MacDonald, individually